  EXHIBIT 99.1

Vox Royalty Notes Material Mine Life Extension and Expansion Studies

at Bonikro Mine, Supporting +120,000oz Annual Production

DENVER, CO – June 11, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that on June 10, 2026, Allied Gold Corporation (“Allied Gold”) outlined an updated integrated production plan that extends the mine life of the Bonikro gold mine (“Bonikro”) in Côte d’Ivoire to 2036(1). Vox holds an uncapped gold offtake-stream covering 50% of gold production from Bonikro, acquired in September 2025 as part of the portfolio of assets acquired from Deterra Royalties Limited (the “Global Gold Portfolio”), at which time Bonikro’s disclosed mine plan was for four years to 2029(2).

Kyle Floyd, Chief Executive Officer, stated: “This 400% increase in Bonikro’s life-of-mine production highlights the embedded growth optionality that underpinned Vox’s acquisition of the Global Gold Portfolio in 2025. Allied Gold has now outlined a mine plan extending to 2036, which supports average production over 120,000 ounces of annual gold production, while continuing to evaluate further plant expansion opportunities. As a result of this significant organic growth, Bonikro has emerged as a cornerstone asset within Vox’s portfolio. Importantly, since completing the Global Gold Portfolio acquisition, six of the underlying mines or operators connected to the portfolio have received acquisition or merger proposals, underscoring the quality and strategic value of these assets. We look forward to updating shareholders on additional catalysts across our gold offtake-stream assets, including the planned recommencement of mining at Sugar Zone in Ontario during Q3 2026.”

Bonikro Highlights

Based on Allied Gold’s news releases dated June 10, 2026(1) and February 18, 2026(2):

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Updated integrated production plan extends Bonikro mine life to 2036, supporting average production of over 120,000 ounces of gold per year – an increase of approximately 400% compared to the life-of-mine production profile in Allied Gold’s 2023 technical report(1).

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Studies are underway to expand plant capacity to 3.0 – 3.2 million tonnes per annum with modest capital requirements, in addition to stockpile processing expected to add 15,000 – 20,000 ounces per annum from late 2026(1).

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Bonikro produced 100,678 ounces of gold in 2025, up 16% year-over-year, with 2026 guidance of 105,000 – 110,000 ounces, plus a maiden Mineral Reserve was declared at Oumé and Phase 6 was added at Bonikro(2).

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Exploration continues to support inventory growth, with porphyry-style mineralization open to the west and at depth (201.0 m @ 0.91 g/t Au in hole BRDD230) and high-grade results at Oumé (2.39 m @ 50.71 g/t Au in hole DNDD127)(1).

Gold Offtake-Stream Exposure

Vox’s Bonikro offtake-stream contract entitles it to purchase 50% of gold production from Bonikro, with no cap on total ounces delivered(2). Allied Gold’s updated plan implies potential average deliveries to Vox of approximately 60,000 ounces per annum through 2036. Allied Gold has separately reiterated that it and Zijin Gold International Company Limited remain committed to completing their previously announced plan of arrangement by the extended outside date of July 29, 2026(1).

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ:VOXR)(TSX:VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

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For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer spencer@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an "acceptable foreign code". Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" "plans", "estimates" or "intends" or stating that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding the extension of mine life at Bonikro, the timing and amount of estimated future production, processing plant expansions, exploration results, anticipated future gold deliveries under the Company’s offtake-stream interests, and the anticipated completion of the arrangement between Allied Gold and Zijin Gold.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes

(1)

Allied Gold news release dated June 10, 2026: “Allied Gold Provides Update on Continued Value Creation Across its Portfolio in Parallel with Normal Course Progress with Zijin Gold Arrangement”:

https://alliedgold.com/investor-relations/investor-news/news-details/2026/Allied-Gold-Provides-Update-on-Continued-Value-Creation-Across-Its-Portfolio-in-Parallel-with-Normal-Course-Progress-with-Zijin-Gold-Arrangement/default.aspx

(2)

Allied Gold news release dated February 18, 2026, and Vox news releases dated September 23 and 26, 2025 regarding the acquisition of the Global Gold Portfolio:

https://alliedgold.com/investor-relations/investor-news/news-details/2026/Allied-Gold-Announces-Preliminary-Q4-2025-Operating-Results-2026-Guidance-and-MRMR-Update-Special-Meeting-Set-for-March-31/default.aspx

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